Exhibit E-4

This press release is not intended for and may not be distributed or released in or into the United States

15 May 2002
Eidos plc
Twelve month results

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces its results for the twelve months ended 31 March 2002.

Financial Overview

For the twelve months ended:

	31 March 2002		31 March 2001
Turnover (Note 1)	£120.3	m	£164.2	m*
Total operating loss before goodwill	£(7.2	)m	£(23.3	)m*
EBITDA	£(4.8	)m*	£(20.9	)m*
Exceptionals	£4.4	m	£(54.1	)m
Loss per share before goodwill (Note 2)	(1.6	)p	(70.5	)p
*Pre exceptional items
Notes:
1.	The 2001 comparative for Turnover has been restated by £3.8 million for the change in treatment of certain co-operative advertising expenses that occurred in the period.
2.	The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 – Earnings per share.

Business Highlights

•	Twenty titles released in the period, with four selling in excess of 350,000 units
•	Gross margin pre exceptional charges increased 9.3% to 59.5% from 50.2%
•	Total operating losses pre goodwill and exceptional charges reduced by 69.2%
•	Operating expenses pre goodwill and exceptional charges reduced by 24.8%
•	£50.6 million cash at 31 March gives stability and flexibility to capitalise on growth opportunities
•	PlayStation 2 exclusivity deal for "Lara Croft Tomb Raider: The Angel of Darkness" announced
•	John van Kuffeler appointed as Non-Executive Chairman, following the period end. Ian Livingstone becomes Creative Director.

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"Our results for the twelve months to 31 March 2002 show significant improvements in our operating and financial performance and mark another key stage in the recovery of the Group. For the reasons outlined in our Interim Results and our 19 March 2002 Trading Update, turnover for the period is down on the prior year. Gross margins have however improved significantly over the same period and we have successfully reduced our fixed cost base. Following the successful Rights Issue in July 2001, our cash position is strong.

The next generation of hardware systems is becoming more firmly and more widely established and the prospects for growth in the entertainment software market remain correspondingly strong. Our portfolio of forthcoming releases contains next generation versions of many of our key franchises such as Lara Croft Tomb Raider: The Angel of Darkness, TimeSplitters 2, Hitman 2 and Championship Manager 4 combined with selected new titles across all major formats. In addition to this promising line-up, we are entering the next stage of our development with a strengthened Board, improved processes and more robust operating fundamentals. Consequently whilst we continue to focus on our overall financial performance, we believe that there is much to be positive about and much to look forward to."

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CHAIRMAN'S STATEMENT

Review of Operations

Turnover for the twelve months to 31 March 2002 decreased 26.7% from £164.2 million to £120.3 million (pre exceptional charges). Operating losses pre goodwill and exceptional charges were reduced by 69.2% from £23.3 million to £7.2 million. The loss per share was 10.7p, or 1.6p excluding goodwill, compared to 84.5p and 70.5p respectively, based on a weighted average number of shares in issue during the period of 132,514,410 (2001: 115,223,869). The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 – Earnings per share.

In the twelve months to 31 March 2002 we shipped twenty new titles (2001: twenty), including eleven for PlayStation 2 and two for Xbox. A number of key franchise titles such as Blood Omen 2, Soul Reaver 2, and the PC CD versions of Commandos 2 and Championship Manager Season 01/02, all sold in excess of 350,000 units during the period. Championship Manager Season 01/02 became the UK's fastest selling PC CD title of all time when it launched in October 2001, whilst Blood Omen 2 was a top five title on both PlayStation 2 and Xbox, when it shipped in the USA at the end of March 2002. Whilst we were broadly satisfied with the performance of these particular titles the balance of our portfolio of new releases did not meet expectations. Catalogue sales of earlier versions of franchise titles such as Tomb Raider and TimeSplitters remained strong in the period.

The gross margin for the full-year was 59.5% compared to 50.2% (pre exceptional charges) for the corresponding period last year. Improved controls over channel and inventory exposures contributed to the increase in margins in the period, whilst royalty costs were also greatly reduced. This was partly as a result of the shift towards internally developed titles and the reduced reliance on licensed titles during the period. Gross margins are forecast to fall slightly in the coming year as a result of a shift in the sales mix towards console titles, however they are nevertheless expected to remain significantly ahead of the levels reported in the year to 31 March 2001.

Operating expenses before goodwill fell by 24.8% to £80.2 million, compared to £106.7 million for the same period last year (pre exceptional charges). Whilst improved controls over variable marketing expenses have contributed to this decrease, the majority of the savings have come from sustained downward pressure on the Group's fixed cost base. Overall fixed costs excluding goodwill and exceptionals were reduced by 28.7% in the year from £46.6 million to £33.2 million, on a like for like basis. Over a two-year period the Group has now exceeded its target for reducing the level of fixed costs, by achieving on-going savings of £22.7 million, on this basis. It is the Group's intention to hold its fixed costs at this lower level, after adjusting for one off costs and any effects of the change in year end.

Selling and Marketing

Improved controls over variable advertising costs were introduced into the Group's publishing businesses during the period, with the aim of targeting annual expenditure more effectively. Advertising costs in the twelve months to 31 March 2002 were £12.3 million (10.3% of turnover) compared to £23.1 million (14.1% of pre exceptional turnover) for the same period last year. During the period retail co-operative advertising expenses of £1.9 million incurred in the USA were reclassified from turnover to advertising costs (2001: £3.8 million). This treatment more accurately reflects the nature of the expenditure and allows closer monitoring within the improved framework of controls on variable advertising spend.

The fixed element of selling and marketing costs was down 55.4% to £8.2 million compared to £18.4 million in the prior year. The significant reduction in expenditure is due to reduced exhibition expenditure in the period and permanent savings arising from salary and licence amortisation costs in our publishing businesses.

Research and Development

Research and development represents the Company's total investment in product development of £39.4 million (2001: £42.5 million). The reduction in expenditure reflects the continued move towards internal development, which is one of the cornerstones of the Group's future development strategy. The Group intends to maintain this level of investment in developing titles for future release.

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General and Administrative

General and administrative costs before goodwill amortisation were £20.3 million, compared to £22.6 million (pre exceptional charges) in the corresponding period. The reduction in like for like expenditure reflects significant permanent savings in salary and other costs. Total general and administrative costs for the period were £27.2 million including goodwill amortisation of £6.9 million, compared to £33.5 million including goodwill amortisation of £10.9 million in 2001 (pre exceptional charges). The reduction in the amortisation charge resulted from the goodwill relating to the 1998 acquisition of Crystal Dynamics becoming fully amortised during the period.

Financing and Cashflow

The Group had net cash balances of £50.6 million at 31 March 2002 (2001: £9.5 million). The strong closing cash position reflects the success of the Rights Issue in July 2001 and the disposal of the Group's remaining stake in Opticom in November and December 2001. Enhanced working capital and tax management procedures have also contributed to the improvement in the Group's cash position, which remains higher than following the Rights Issue.

The net cash outflow from operating activities was £15.4 million compared to a £1.9 million inflow in the corresponding period. This outflow reflects the operating loss incurred and the significant number of new releases which shipped towards the end of the period.

Exceptional items

The Group disposed of its remaining shareholding in Opticom during the period, realising net proceeds of £11.0 million and a net profit of £8.5 million. This profit was partially off-set by write downs and losses on other disposals of £4.1 million, which occurred following a review of the Group's other investments in the period.

Taxation

Based on the level of losses sustained, there is no tax charge in the period. There are still significant brought forward losses available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should be recognised in respect of these losses.

Change of year-end

As previously announced in our 2002 Interim Results, the Group will change its year-end during the current financial year, to 30 June.

Historically, a significant proportion of sales has taken place in the fourth quarter of the Group's financial year. This has meant the Group's outcome for the year has been difficult to anticipate until a late stage in the financial year. Changing the year-end will reduce this uncertainty and as a result should increase the Group's ability to respond to changing circumstances and take corrective action where necessary. We will therefore be publishing our results for the fifteen months to 30 June 2002 later in the year, before reverting to a twice yearly reporting cycle based on a 30 June year end.

Current Trading and Future Prospects

The months immediately following 31 March are typically relatively quiet for the Group, with a limited number of new titles being released. The Xbox version of Championship Manager Season 01/02 has shipped in the UK, entering the top ten in the charts during its first week of release and we expect the PlayStation 2 version of Deus Ex to ship in Europe prior to 30 June.

Beyond this, our strong schedule of releases for the twelve months to 30 June 2003 and the continued strong growth in the market for next generation consoles marks the beginning of a new phase of growth for the Group. Key franchise titles scheduled to ship in the year include Hitman 2 (PlayStation 2, Xbox and PC CD) TimeSplitters 2 (PlayStation 2, GameCube and Xbox) and Championship Manager 4 (Xbox and PC CD). A new installment of the Tomb Raider franchise will also be released in the period on PlayStation 2 and PC CD. We were delighted to announce recently that Lara Croft Tomb Raider: The Angel of Darkness, will be exclusive to

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PlayStation 2 on the videogame console format. We believe that this strategic alliance underlines the complementary strengths of the PlayStation 2 and Tomb Raider brands and will maximize the potential of the franchise for both companies. In addition to these titles the Group has a number of new titles scheduled for release, which it believes have future franchise potential.

Our results for the twelve months to 31 March 2002 demonstrate a number of significant improvements that we have introduced to our business. Nevertheless there is still work to be done to ensure that the potential that exists within our development business is realised fully and that we are able to capitalise on the opportunities for growth that currently exist in our market. Whilst good progress has already been made in this area with the introduction of new risk-based techniques which are used in the regular and ongoing assessment of titles in development, this remains a key focus for the Group during the forthcoming year.

The entertainment software market continues to grow at impressive rates with the installed base of next generation consoles currently exceeding 25 million units. We have a significant turnaround programme in place that continues to produce results. Combined with the continuing focus of our senior management team and the support of our staff, we feel confident that these ongoing enhancements to the way in which we manage our business will be reflected in further improvements in our financial performance over the forthcoming year.

John van Kuffeler Chairman 15 May 2002 EIDOS plc	Mike McGarvey Chief Executive Officer 15 May 2002 EIDOS plc

Contact:

Mike McGarvey, Chief Executive Officer: Jonathan Glass or Patrick Handley, Brunswick: Brian Schaffer or Chris Plunkett, Brainerd Communicators:	020 8636 3000 020 7404 5959 001 212 986 6667

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EIDOS plc

Consolidated Profit and Loss Account

	Total Year ended 31 March 2002	Total Year ended 31 March 2001	Exceptional items Year ended 31 March 2001	Before Exceptional items Year ended 31 March 2001

	£000	£000	£000	£000
Turnover: group and share of joint venture	130,939	156,628	(16,900)	173,528
Less: share of joint ventures' turnover	(10,659)	(9,374)	—	(9,374)

Group turnover – continuing operations	120,280	147,254	(16,900)	164,154
Cost of sales	(48,680)	(81,722)	—	(81,722)

Gross profit	71,600	65,532	(16,900)	82,432
Sales and marketing	(20,554)	(41,530)	—	(41,530)
Research and development	(39,386)	(42,541)	—	(42,541)
General and administrative
Amortisation of goodwill	(6,906)	(10,915)	—	(10,915)
Other	(20,292)	(23,519)	(938)	(22,581)

Total general and administrative	(27,198)	(34,434)	(938)	(33,496)

Operating expenses	(87,138)	(118,505)	(938)	(117,567)

Group operating loss	(15,538)	(52,973)	(17,838)	(35,135)
Share of operating profit of joint venture	1,446	876	—	876
Joint venture goodwill amortisation	(5,192)	(5,192)	—	(5,192)

Total operating loss – continuing operations – before goodwill	(7,186)	(41,182)	(17,838)	(23,344)
Total amortisation of goodwill	(12,098)	(16,107)	—	(16,107)

Total operating loss – continuing operations	(19,284)	(57,289)	(17,838)	(39,451)
Profit/(Loss) on Investments	4,377	(36,308)	(36,308)	—

	(14,907)	(93,597)	(54,146)	(39,451)
Income from investments	152	136	—	136
Interest receivable and similar income	1,626	835	—	835
Interest payable and similar charges	(1,042)	(3,732)	—	(3,732)

Loss on ordinary activities before tax	(14,171)	(96,358)	(54,146)	(42,212)
Tax on loss on ordinary activities	—	(971)	—	(971)

Net loss after tax	(14,171)	(97,329)	(54,146)	(43,183)

Loss per share before goodwill	(1.6)p	(70.5)p	(47.0)p	(23.5)p
Loss per share	(10.7)p	(84.5)p	(47.0)p	(37.5)p

Notes:
1.	The 2001 comparatives for Turnover and Sales and marketing have been restated for the change in treatment of certain co-operative advertising expenses that occurred in the period.
2.	The 2001 comparatives for Research and development and General and administrative have been restated for a change in the classification of certain expenses that occurred in the period.
3.	The earnings per share is based on a weighted average number of ordinary shares in issue of 132,514,410 (2001: 115,223,869) for the year ended 31 March 2002. The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 – Earnings per share.

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EIDOS plc

Consolidated Balance Sheet

		31 March 2002		31 March 2001
		£000		£000
Fixed assets
Intangible assets		662		6,759
Tangible assets		5,305		4,495
Investments
Joint ventures
Share of gross assets	5,254		4,178
Share of gross liabilities	(2,368)		(1,743)

		2,886		2,435
Joint ventures – goodwill		1,890		7,078
Other investments and associated undertakings		1		2,628

Total Investments		4,777		12,141

Total fixed assets		10,744		23,395

Current assets
Stocks		3,928		3,115
Debtors
due within one year		31,823		28,598
due after one year		1,752		2,791
Cash at bank and in hand		50,633		28,355

		88,136		62,859
Creditors: Amounts falling due within one year		(22,497)		(53,319)

Net current assets		65,639		9,540

Total assets less current liabilities		76,383		32,935
Creditors: Amounts falling due after more than one year		(2,999)		(2,318)

Net assets		73,384		30,617

Capital and reserves
Called up share capital		2,793		2,079
Share premium account		137,988		85,822
Other reserves		707		707
Profit and loss account		(68,104)		(57,991)

Equity shareholders' funds		73,384		30,617

Note:
1.	Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

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EIDOS plc

Consolidated Cash Flow Statement

	Year ended 31 March 2002	Year ended 31 March 2001

	£000	£000
Net cash inflow/(outflow) from operating activities	(15,448)	1,888

Dividends from joint ventures and associates	799	136

Returns on investments and servicing of finance
Interest received	1,367	812
Interest paid	(986)	(3,556)
Interest element of finance lease rentals	(52)	(24)

	329	(2,768)

Taxation
UK corporation tax paid	(9,147)	(12,864)
Foreign tax repaid	2,829	292

	(6,318)	(12,572)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(2,294)	(1,835)
Sale of tangible fixed assets	10	1,126
Sale of other investments	11,161	(122)

	8,877	(831)

Acquisitions and disposals
Net cash acquired with subsidiary undertaking	371	—

Cash outflow before management of liquid resources and financing	(11,390)	(14,147)

Management of liquid resources
Increase in term deposits	(34,030)	—

Financing
Issue of ordinary share capital	52,880	796
Capital element of finance lease rental payments	(223)	(274)

	52,657	522

Increase/(Decrease) in cash in the year	7,237	(13,625)

Note:
1.	Net cash inflow/(outflow) from operating activities is derived from the Group operating loss of £15,538,000 (2001: loss of £52,973,000) adjusted for loss on disposal of fixed assets of £nil (2001: loss of £233,000), depreciation of £2,248,000 (2001: £2,428,000), goodwill amortisation and write offs of £6,906,000 (2001: £10,915,000) and an increase in working capital of £9,064,000 (2001: decrease of £41,285,000).

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Eidos plc Statistical Information for the Period Ended 31 March 2002

Geographical Revenue Mix
(Unaudited)

	March 31, 2002		March 31, 2001 (Restated)
	£000s	% of Total	£000s	% of Total
North America	40,576	33.7%	43,229	29.4%
UK/Europe	71,402	59.4%	92,820	63.0%
Rest of World	8,302	6.9%	11,205	7.6%

	120,280	100.0%	147,254	100.0%

Platform Revenue Mix (Games Revenue only)
(Unaudited)

	March 31, 2002		March 31, 2001 (Restated)
	£000s	% of Total	£000s	% of Total
Console	59,839	53.9%	80,966	60.6%
PC	51,152	46.1%	52,641	39.4%

	110,991	100.0%	133,607	100.0%

Note:
1.	Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.

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